Exhibit 99.1

PRESS RELEASE

FOR:                                                STRATASYS LTD.

CONTACT:                               Shane Glenn, VP Investor Relations

(952) 294-3416

shane.glenn@stratasys.com

STRATASYS REPORTS RECORD THIRD QUARTER FINANCIAL RESULTS

Company reports $204 million in revenue, which included a strong contribution from Makerbot and a 35% increase in organic revenue over the same period last year

Company reports non-GAAP net income growth of 50% over the same period last year to $30.1 million, or $0.58 per diluted share; GAAP net loss was $31.3 million, or ($0.62) per basic share

- - - - -

MINNEAPOLIS, MN & REHOVOT, ISRAEL, November 5, 2014 — Stratasys Ltd. (NASDAQ: SSYS) today announced record third quarter financial results.

Total revenue for the third quarter of 2014 was $204 million, which included a 35% increase organically when compared to the same period last year and a 62% increase when including revenue from acquisitions.

Revenue from MakerBot branded products and services increased by over 80% when compared to the pro forma revenue that MakerBot generated during the third quarter of 2013. MakerBot product and service revenue is calculated as organic revenue beginning on August 15, 2014.

Non-GAAP net income for the third quarter increased by 50% over the same period last year to $30.1 million, or $0.58 per diluted share. GAAP net loss for the period was $31.3 million, or ($0.62) per basic share.

During the third quarter, Stratasys closed the acquisitions of Solid Concepts and Harvest Technologies, creating a leading additive manufacturing services platform that will support the company’s expansion into end-use-parts production, and the introduction of applications within targeted vertical markets.

The company also announced and closed the acquisition of GrabCAD, a leading cloud-based platform for 3D CAD users that provides tools to facilitate 3D design collaboration, and has the potential to improve access to the company’s 3D printing products and services.

Additionally, Stratasys established MakerBot Europe by acquiring MakerBot’s German distributor, HAFNER’S BÜRO. MakerBot Europe will manage existing resellers as well as expand the company’s reach and develop additional strategic partnerships in the European market.

The company adjusted its financial guidance for fiscal 2014 to account for the recent acquisition of GrabCAD, with the expectation that ongoing development costs, as previously disclosed, are expected to negatively impact the fourth quarter by $0.03 to $0.05 per share. Non-GAAP net income guidance was adjusted to $2.21 — $2.31 per diluted share; versus previous guidance of $2.25 — $2.35 per diluted share.

Q3-2014 Financial Results Summary:

•                  Revenue for the third quarter of 2014 was $203.6 million, representing a 62% increase, and 35% on an organic basis, over non-GAAP revenue of $126.1 million reported for the same period last year.

•                  GAAP net loss for the third quarter was $31.3 million, or ($0.62) per basic share, compared to a net loss of $6.6 million, or ($0.16) per basic share, for the same period last year.

•                  Non-GAAP net income was $30.1 million for the third quarter, or $0.58 per diluted share, compared to non-GAAP net income of $20.0 million, or $0.45 per diluted share, for the same period last year.

•                  Third quarter per share calculations relative to last year were impacted by the issuance of approximately 5.2 million new ordinary shares in the September 2013 public offering, which raised a net amount of approximately $463 million; the approximate 3.9 million new ordinary shares issued in consideration for the acquisition of MakerBot in August of 2013; and the approximately 1.2 million shares issued in consideration for the acquisitions of Solid Concepts and Harvest Technologies in July and August of 2014, respectively.

•                  Operating expenses expanded materially in the third quarter over last year driven by the addition of expenses from Solid Concepts, Harvest Technologies and MakerBot, as well as from significant incremental investments to support new product initiatives and the company’s accelerating growth.

•                  The company invested a net amount of $19.2 million in R&D projects (non-GAAP basis) during the third quarter, representing 9.4% of revenue; R&D expense was $23.4 million on a GAAP basis.

•                  The company utilized $10.7 million in cash for operations during the third quarter, driven primarily by one-time employee bonuses and retention payments related to recent acquisitions; and currently holds $459 million in cash and cash equivalents, and short-term bank deposits, amounting to approximately $9 per share. The cash balance includes a $50 million drawdown on the company’s revolving debt facility.

•                  Non-GAAP EBITDA for the third quarter amounted to $40.0 million; and EBITDA based on GAAP net income was ($22.2) million.

•                 The company sold 10,965 3D printing and additive manufacturing systems during the quarter, and on a combined pro forma basis, a cumulative 110,494 systems worldwide through September 30, 2014.

“Our organic revenue growth in the third quarter was an impressive 35%, as demand for our industry-leading products and services remained very strong,” said David Reis, chief executive officer of Stratasys. “We believe this trend validates our leadership position, supports our strategic initiatives, and reflects favorably on the contributions made by our recent acquisitions.  As MakerBot sales continue to impress, sales of our higher-margin products remained a key growth driver during the third quarter, which had a positive impact on margins during the period. Overall, we are very pleased with our third quarter results, as we continued to recognize strong demand across a wide range of products and applications.”

Recent Business Highlights:

•                  Completed the acquisitions of Solid Concepts and Harvest Technologies, and began the integration process to create a leading strategic platform to meet customers’ additive manufacturing needs through an expanded technology and parts services business offering.

•                  Announced and completed the acquisition of GrabCAD, a provider of cloud-based collaboration tools for designers and engineers to manage, share and view CAD files.  The addition of GrabCAD is expected to drive improved communication and ease of use throughout the 3D printing process, enhancing accessibility to the company’s 3D printing solutions.

•                  Observed broad-based product demand, with particularly strong sales of high-end FDM and PolyJet systems and materials, including strong shipments of the Objet1000.

•                  Introduced multiple new systems and materials, including two new Fortus FDM systems as well as a significant expansion of our successful Connex line of multi- material 3D printers.

•                  Recognized strong demand for MakerBot branded desktop 3D printers, and expanded the MakerBot sales channel through the inclusion of Home Depot and the creation of MakerBot Europe.

•                  Announced a significant expansion of the program to place uPrint 3D printers in 100 UPS store locations across the U.S., following strong demand for their in-store 3D printing services.

•                  Significantly expanded the manufacturing capacity of the company’s PolyJet product line through the opening of a new facility in Kiryat Gat, Israel.

•                  Reached a significant milestone with over 100,000 cumulative systems shipped on a combined company basis.

“We are excited about the potential of our recent acquisitions, and have initiated the process of integrating Solid Concepts and Harvest Technologies together with RedEye into a unified parts services offering,” continued Reis. “In addition, we believe the recent acquisition of GrabCAD will ultimately position our company to provide improved design collaboration tools, and greatly enhance customer accessibility to our 3D printing products and services.  We believe these transactions demonstrate our commitment to invest strategically and position the company for long-term growth.”

Financial Guidance:

Stratasys provided the following information regarding the company’s projected revenue and net income for the fiscal year ending December 31, 2014:

•                  Revenue guidance remains at $750 — $770 million.

•                  Reflecting the recent acquisition of GrabCAD, non-GAAP net income guidance was adjusted to $115 — $120 million, or $2.21 — $2.31 per diluted share; versus previous guidance of $117 — $122 million, or $2.25 — $2.35 per diluted share.

•                  GAAP guidance was updated to a net loss of ($31.6) — ($24.4) million, or ($0.63) — ($0.49) per basic share.

Non-GAAP earnings guidance excludes $80.6 million to $81.1 million of projected amortization of intangible assets; $29.4 million to $29.9 million of share-based compensation expense; $14.6 million of impairment charges; $66.7 million to $68.7 million in non-recurring expenses related to acquisitions; and includes $46.9 million to $47.9 million in tax expenses related to Non-GAAP adjustments.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of this press release. The table provides itemized detail of the non-GAAP financial measures.

Stratasys reiterated the following information regarding the company’s long-term operating model:

•                  Annual organic revenue growth of at least 25%.

•                  Non-GAAP operating income as a percent of sales of 18% to 23%.

•                  Non-GAAP effective tax rate of 10% to 15%.

•                  Non-GAAP net income as a percent of sales of 16% to 21%.

“We continue to observe strong market demand, and we are excited about our several new product launches.  And finally, we have reiterated our growth forecasts and look forward to a strong finish to 2014,” concluded Reis.

Stratasys provided the following additional information regarding the company’s performance and strategic plans for 2014:

•                  Operating expenses will expand materially in 2014 compared to 2013, driven by significant investments to support MakerBot product development and sales expansion; other investments in sales and marketing to drive future market adoption; and increased R&D investments to fund technology innovation and new product development.

•                  Operating expenses for the remainder of 2014 will also include significant incremental investments to support the integration and alignment of the recent acquisitions of Solid Concepts and Harvest Technologies, as well as ongoing incremental expenses from the addition of GrabCAD.

•                  Capital expenditures are projected at $50 million to $60 million for 2014, and $160 million to $200 million for 2015, which includes significant investments to support future growth.

Stratasys Ltd. Q3-2014 Conference Call Details

Stratasys will hold a conference call to discuss its third quarter financial results on Wednesday, November 5, 2014 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at www.stratasys.com under the “Investors” tab; or directly at the following web address:  http://www.media-server.com/m/p/3my5yedw.

To participate by telephone, the domestic dial-in number is 866-515-2913 and the international dial-in is 617-399-5127.  The access code is 50996956. Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for 90 days on the “Investors” page of the Stratasys Web site or by accessing the provided web address.

(Financial tables follow)

Cautionary Statement Regarding Forward-Looking Statements

Certain information included or incorporated by reference in this press may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.  These forward-looking statements may include, but are not limited to, statements relating to the company’s objectives, plans and strategies, statements that contain projections of results of operations or of financial condition (including, with respect to acquisitions) and all statements (other than statements of historical facts) that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future.  Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the company’s ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as MakerBot, Solid Concepts, Harvest Technologies, and GrabCAD after their acquisitions and to successfully put in place and execute an effective post-merger integration plans; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the company operates; projected capital expenditures and liquidity; changes in the company’s strategy; government regulations and approvals; changes in customers’ budgeting priorities; litigation and regulatory proceedings; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and generally in the company’s annual report on Form 20-F for the year ended December 31, 2013 filed with the U.S. Securities and Exchange Commission (the “SEC”), in the “Risk Factors” attached as Exhibit 99.3 to the Report of Foreign Private Issuer on Form 6-K furnished by the company to the SEC on the date hereof, and in other reports that the company has furnished to or filed with the SEC. Readers are urged to carefully review and consider the various disclosures made in the company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

The information discussed within this release includes financial results and projections that are in accordance with accounting principles generally accepted in the United States of America (GAAP).  In addition, certain non-GAAP financial measures have been provided excluding certain charges, expenses and income.  The non-GAAP measures should be read in conjunction with the corresponding GAAP measures and should be considered in addition to, and not as an alternative or substitute for, the measures prepared in accordance with GAAP.  The non-GAAP financial measures are included in an effort to provide information that investors may deem relevant to evaluate results from the company’s core business operations and to compare the company’s performance with prior periods.  The non-GAAP financial measures primarily identify and exclude certain discrete items, such as merger-related expenses, amortization expenses and expenses associated with share-based compensation required under ASC 718.  The company uses these non-GAAP financial measures for evaluating comparable financial performance against prior periods.

This release is available on the Stratasys web site at www.stratasys.com

Stratasys Ltd. (Nasdaq:SSYS), headquartered in Minneapolis, Minnesota and Rehovot, Israel, is a leading global provider of 3D printing and additive and additive manufacturing solutions. The company’s patented FDM®, PolyJet™ and WDM™ 3D Printing technologies produce prototypes and manufactured goods directly from 3D CAD files or other 3D content. Systems include 3D printers for idea development, prototyping and direct digital manufacturing. Stratasys subsidiaries include MakerBot and Solidscape, and the company operates a digital-manufacturing service comprising RedEye, Solid Concepts and Harvest Technologies. Stratasys has more than 2,800 employees, holds over 600 granted or pending additive manufacturing patents globally, and has received more than 25 awards for its technology and leadership. Online at: www.stratasys.com or http://blog.stratasys.com.

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales
Products	$160,200	$107,887	$443,542	$279,910
Services	43,410	17,739	89,474	49,408
	203,610	125,626	533,016	329,318

Cost of sales
Products	85,437	53,565	219,853	148,339
Services	30,326	11,469	55,954	32,608
	115,763	65,034	275,807	180,947

Gross profit	87,847	60,592	257,209	148,371

Operating expenses
Research and development, net	23,353	13,514	59,081	34,640
Selling, general and administrative	110,803	51,587	256,349	137,577
Change in the fair value of obligations in connection with acquisitions	5,578	1,607	(1,289)	1,607
	139,734	66,708	314,141	173,824

Operating loss	(51,887)	(6,116)	(56,932)	(25,453)

Other income (loss)	(1,384)	(452)	(2,383)	200

Loss before income taxes	(53,271)	(6,568)	(59,315)	(25,253)

Income taxes (benefit)	(21,919)	80	(31,877)	(337)

Net loss	$(31,352)	$(6,648)	$(27,438)	$(24,916)

Net loss (income) attributable to non-controlling interest	$(24)	$(22)	$(24)	$46

Net loss attributable to Stratasys Ltd.	$(31,328)	$(6,626)	$(27,414)	$(24,962)

Net loss per ordinary share attributable to Stratasys Ltd.
Basic	$(0.62)	$(0.16)	$(0.55)	$(0.63)
Diluted	(0.62)	(0.16)	(0.55)	(0.63)

Weighted average ordinary shares outstanding
Basic	50,490	41,976	49,717	39,754
Diluted	50,490	41,976	49,717	39,754

Stratasys Ltd.

Consolidated Balance Sheets

(in thousands)

	September 30,	December 31,
	2014	2013
	(unaudited)
ASSETS

Current assets
Cash and cash equivalents	$383,501	$414,088
Short-term bank deposits	75,375	200,370
Accounts receivable, net	140,676	99,200
Inventories	119,262	88,406
Investment in sales-type leases, net	7,478	6,696
Prepaid expenses	9,759	5,470
Deferred income taxes	22,268	16,501
Other current assets	37,114	21,398

Total current assets	795,433	852,129

Non-current assets
Goodwill	1,425,416	1,195,891
Other intangible assets, net	607,662	622,330
Investment in sales-type leases	14,643	11,219
Amounts funded in respect of employee rights upon retirement	3,255	3,166
Property, plant and equipment, net	143,335	91,005
Other non-current assets	8,137	6,481

Total non-current assets	2,202,448	1,930,092

Total assets	$2,997,881	$2,782,221

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$39,093	$35,375
Short term debt	50,000	—
Accrued expenses and other current liabilities	40,530	32,849
Accrued compensation and related benefits	36,228	21,441
Obligations in connection with acquisitions	42,037	12,027
Unearned revenues	40,909	36,033

Total current liabilities	248,797	137,725

Non-current liabilities
Employee rights upon retirement	4,859	4,683
Obligations in connection with acquisitions - long term	37,132	16,998
Deferred tax liabilities	65,393	105,901
Unearned revenues - long-term	5,528	3,315
Other non-current liabilities	18,502	13,812

Total liabilities	380,211	282,434

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 shares; 50,898 and 49,211 shares issued and outstanding at September 30, 2014 and December 31, 2013, respectively	139	133
Additional paid-in capital	2,560,256	2,412,197
Retained earnings	58,135	85,549
Accumulated other comprehensive income (loss)	(1,355)	1,908
Equity attributable to Stratasys Ltd.	2,617,175	2,499,787
Non-controlling interest	495

Total equity	2,617,670	2,499,787

Total liabilities and equity	$2,997,881	$2,782,221

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Results of Operations

(in thousands, except per share data)

	Three Months Ended September 30, 2014			Three Months Ended September 30, 2013
	GAAP		Non-GAAP	GAAP		Non-GAAP
	(unaudited)	Adjustments*	(unaudited)	(unaudited)	Adjustments*	(unaudited)
Net sales
Products	$160,200	$—	$160,200	$107,887	$434	$108,321
Services	43,410	—	43,410	17,739	—	17,739
	203,610	—	203,610	125,626	434	126,060

Cost of sales
Products	85,437	(26,760)	58,677	53,565	(12,713)	40,852
Services	30,326	(4,236)	26,090	11,469	(395)	11,074
	115,763	(30,996)	84,767	65,034	(13,108)	51,926

Gross profit	87,847	30,996	118,843	60,592	13,542	74,134

Operating expenses
Research and development, net	23,353	(4,178)	19,175	13,514	(1,538)	11,976
Selling, general and administrative	110,803	(42,936)	67,867	51,587	(13,660)	37,927
Change in the fair value of obligations in connection with acquisitions	5,578	(5,578)	—	1,607	(1,607)	—
	139,734	(52,692)	87,042	66,708	(16,805)	49,903

Operating income (loss)	(51,887)	83,688	31,801	(6,116)	30,347	24,231

Other loss	(1,384)	—	(1,384)	(452)	—	(452)

Income (loss) before income taxes	(53,271)	83,688	30,417	(6,568)	30,347	23,779

Income taxes (benefit)	(21,919)	22,269	350	80	3,640	3,720

Net income (loss)	$(31,352)	$61,419	$30,067	$(6,648)	$26,707	$20,059

Net loss (income) attributable to non-controlling interest	$(24)	$—	$(24)	$(22)	$61	$39

Net income (loss) attributable to Stratasys Ltd.	$(31,328)	$61,419	$30,091	$(6,626)	$26,646	$20,020

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$(0.62)		$0.60	$(0.16)		$0.48
Diluted	(0.62)		0.58	(0.16)		0.45

Weighted average ordinary shares outstanding
Basic	50,490		50,490	41,976		41,976
Diluted	50,490		52,261	41,976		44,289

The Company considers these non-GAAP measures to be indicative of its core operating results and facilitates a comparison of operating results across reporting periods.  The Company uses these non-GAAP measures when evaluating its financial results as well as for internal planning and forecasting purposes, however these measures should not be viewed as a substitute for the Company’s GAAP results.

* Refer to the “Reconciliation of Non-GAAP Adjustments” herein for further information regarding adjustments.

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Results of Operations

(in thousands, except per share data)

	Nine Months Ended September 30, 2014			Nine Months Ended September 30, 2013
	GAAP		Non-GAAP	GAAP		Non-GAAP
	(unaudited)	Adjustments*	(unaudited)	(unaudited)	Adjustments*	(unaudited)
Net sales
Products	$443,542	$235	$443,777	$279,910	$1,647	$281,557
Services	89,474	—	89,474	49,408	—	49,408
	533,016	235	533,251	329,318	1,647	330,965

Cost of sales
Products	219,853	(55,228)	164,625	148,339	(44,062)	104,277
Services	55,954	(5,010)	50,944	32,608	(1,080)	31,528
	275,807	(60,238)	215,569	180,947	(45,142)	135,805

Gross profit	257,209	60,473	317,682	148,371	46,789	195,160

Operating expenses
Research and development, net	59,081	(6,991)	52,090	34,640	(3,282)	31,358
Selling, general and administrative	256,349	(74,076)	182,273	137,577	(40,017)	97,560
Change in the fair value of obligations in connection with acquisitions	(1,289)	1,289	—	1,607	(1,607)	—
	314,141	(79,778)	234,363	173,824	(44,906)	128,918

Operating income (loss)	(56,932)	140,251	83,319	(25,453)	91,695	66,242

Other income (loss)	(2,383)	—	(2,383)	200	—	200

Income (loss) before income taxes	(59,315)	140,251	80,936	(25,253)	91,695	66,442

Income taxes (benefit)	(31,877)	34,153	2,276	(337)	10,442	10,105

Net income (loss)	$(27,438)	$106,098	$78,660	$(24,916)	$81,253	$56,337

Net loss (income) attributable to non-controlling interest	$(24)	$—	$(24)	$46	$126	$172

Net income (loss) attributable to Stratasys Ltd.	$(27,414)	$106,098	$78,684	$(24,962)	$81,127	$56,165

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$(0.55)		$1.58	$(0.63)		$1.41
Diluted	(0.55)		1.53	(0.63)		1.33

Weighted average ordinary shares outstanding
Basic	49,717		49,717	39,754		39,754
Diluted	49,717		51,573	39,754		42,185

The Company considers these non-GAAP measures to be indicative of its core operating results and facilitates a comparison of operating results across reporting periods.  The Company uses these non-GAAP measures when evaluating its financial results as well as for internal planning and forecasting purposes, however these measures should not be viewed as a substitute for the Company’s GAAP results.

* Refer to the “Reconciliation of Non-GAAP Adjustments” herein for further information regarding adjustments.

Stratasys Ltd.

Reconciliation of Non-GAAP Adjustments

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Net sales, products
Deferred revenue step-up	$—	$434	$235	$1,647

Cost of sales, products
Acquired intangible assets amortization	(14,328)	(12,252)	(41,582)	(42,795)
Impairment charges	(11,635)	—	(11,635)	—
Non-cash stock-based compensation expense	(797)	(406)	(2,011)	(1,039)
Merger related expense	—	(55)	—	(228)
	(26,760)	(12,713)	(55,228)	(44,062)
Cost of sales, services
Acquired intangible assets amortization	(536)	—	(537)	—
Non-cash stock-based compensation expense	(485)	(387)	(1,217)	(1,020)
Merger related expense	(3,215)	(8)	(3,256)	(60)
	(4,236)	(395)	(5,010)	(1,080)
Research and development, net
Non-cash stock-based compensation expense	(1,098)	(822)	(2,921)	(2,566)
Impairment charges	(3,000)	—	(3,000)	—
Merger related expense	(80)	(716)	(1,070)	(716)
	(4,178)	(1,538)	(6,991)	(3,282)

Selling, general and administrative
Acquired intangible assets amortization	(6,474)	(3,838)	(17,344)	(14,758)
Non-cash stock-based compensation expense	(5,217)	(4,997)	(15,262)	(12,837)
Merger and acquisition related expense	(31,245)	(4,825)	(41,470)	(12,422)
	(42,936)	(13,660)	(74,076)	(40,017)
Change in the fair value of obligations in connection with acquisitions
Change in the fair value of obligations in connection with acquisitions	(5,578)	(1,607)	1,289	(1,607)

Income taxes
Tax expense related to non-GAAP adjustments	22,269	3,640	34,153	10,442

Net income attributable to non-controlling interest
Depreciation and amortization expense attributable to non-controlling interest	—	61	—	126

Net income	$61,419	$26,646	$106,098	$81,127

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance

Fiscal Year 2014

(in millions, except per share data)
GAAP net loss	($31.6) to ($24.4)

Adjustments
Stock-based compensation expense	$29.4 to $29.9
Intangible assets amortization expense	$80.6 to $81.1
Impairment charges	$14.6
Merger related expense	$66.7 to $68.7
Tax expense related to Non-GAAP adjustments	($46.9) to ($47.9)

Non-GAAP net income	$114.9 to $120.1

GAAP loss per share	($0.63) to ($0.49)

Non-GAAP diluted earnings per share	$2.21 to $2.31